Exhibit 99.1

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

January 21, 2011

Nexen Inc.

801-7th Avenue S.W.

Calgary, AB

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re: DeGolyer and MacNaughton - Report of Third Party for certain International and Canadian Shale Gas properties owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, we have conducted an independent evaluation of Nexen Inc.’s (Nexen) proved and probable oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2010, for certain fields with interests owned by Nexen in Yemen, the United Kingdom, Nigeria, and Canada as shown in Table 1A. Nexen has represented that these properties account for 27 percent of its total company proved reserves and 15 percent of its total company probable reserves on an equivalent barrel basis as of December 31, 2010, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by Nexen that it represents to be its estimates of the reserves, as of December 31, 2010, for the same properties as those which we evaluated.

Reserves included herein are expressed as reserves as represented by Nexen. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2010. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by Nexen after deducting all interests owned by others. Net reserves are defined as working interest reserves after deductions for royalties.

DEGOLYER AND MACNAUGHTON

Estimates of oil, condensate, and NGL (collectively Liquids), and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering, and economic data. To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we considered many factors and made assumptions including:

•                  expected reservoir characteristics based on geological, geophysical, and engineering assessments;

•                  future production rates based on historical performance and expected future operating and investment activities;

•                  future oil and gas prices and quality differentials;

•                  assumed effects of regulation by governmental agencies; and

•                  future development and operating costs.

Our estimate was prepared using standard geological and engineering methods generally recognized by the petroleum industry, and the reserves

DEGOLYER AND MACNAUGHTON

definitions and standards required by the United States SEC. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used was based on our professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by United States SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

The proved and probable reserves estimates in this report were based upon 2010 first-of-the month fiscal average pricing using benchmark pricing. For Yemen and Nigeria, oil price was based upon the Brent crude oil benchmark of U.S.$79.25 per barrel. For the United Kingdom, the 2010 oil price was based upon the Brent crude oil benchmark or Forties crude oil benchmark of U.S.$79.25 per barrel, while the gas price was based upon the National Balancing Point benchmark of U.K.£0.41 per therm. For Canada, the shale gas price was based upon the AECO natural gas benchmark of C$3.56 per gigajoule. Specific pricing for each field was adjusted for historical quality and transportation cost differentials, and for currency exchange rates. The resulting adjusted price is referred to as the “realized price.” For total proved reserves, the estimated realized prices were U.S.$76.73 per barrel of oil and U.S.$5.91 per thousand cubic feet of gas for the United Kingdom, U.S.$79.27 per barrel for Yemen, U.S.$77.75 per barrel for Nigeria, and U.S.$3.65 per thousand cubic feet of gas for Canadian shale gas based upon a volume weighted average of the properties evaluated. For total probable reserves, the estimated volume weighted average realized prices for proved plus probable reserves were U.S.$77.02 per barrel of oil and U.S.$5.96 per thousand cubic feet of gas for the United Kingdom, but were the same as proved reserves for Yemen, Nigeria, and Canadian shale gas.

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign

DEGOLYER AND MACNAUGHTON

trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated, we believe we have applied existing regulations appropriately.

Certain properties in which Nexen has an interest are subject to the terms of various profit sharing or joint operating agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to determine the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, Nexen reserves or interest for certain properties subject to these agreements is the entitlement based on Nexen’s working interest.

Nexen Estimates

Nexen has represented that its estimated proved and probable reserves attributable to the evaluated properties were based on SEC definitions. It represents that its estimates of the reserves attributable to these properties represent 27 percent of its total company proved reserves and 15 percent of its total company probable reserves on an equivalent basis and are as follows, expressed in millions of barrels (bbl), billions of cubic feet and millions of barrels of oil equivalent (boe):

Nexen’s Estimate of Reserves as of December 31, 2010

Select International and Canadian Shale Gas Properties

Evaluated by DeGolyer and MacNaughton
	Liquids	Natural Gas	Oil Equivalent
Nexen Reserves	(millions of bbl)	(billions of cubic feet)	(millions of boe)

Working Interest Reserves (before royalties)
Proved	239	148	264
Probable	142	143	166

Working Interest Reserves (after royalties)
Proved	231	146	255
Probable	133	141	156

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

DEGOLYER AND MACNAUGHTON

Reserves Audit Opinion

DeGolyer and MacNaughton has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.

In our opinion, the information relating to estimated proved and probable reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC within Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7 and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the United States Securities and Exchange Commission.

In comparing the detailed proved and proved plus probable reserves estimates prepared by us to those prepared by Nexen, we have found differences, both positive and negative. In our opinion, the proved and proved plus probable reserves for the reviewed properties as estimated by Nexen are, in aggregate when compared to our estimates on the basis of equivalent barrels, reasonable because each was within 10 percent of our estimates.

DEGOLYER AND MACNAUGHTON

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Nexen. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Nexen.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

CC:	Mr. Craig Beattie
V.P. Technical Assurance
Nexen International Division
Mr. David Richardson
P. Eng.
Nexen Canadian Oil and Gas Division
Reserves Manager
Mr. Brad Kopas
Deloitte & Touche LLP

/s/ Lloyd W. Cade, P.E.
Lloyd W. Cade, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

TABLE 1A

NEXEN FIELDS EVALUATED by DEGOLYER and MACNAUGHTON
as of
DECEMBER 31, 2010

PROPERTIES	FIELDS

Yemen Masila (Block 14)	Bainoon/Naziah
Camaal
Dahban
Dais
Haru
Heijah
Hemiar
North East Camaal
North Camaal
North East Sunah
Qataban
Raydah
Ressib
South Hemiar
South Ressib
Sunah
Tawila
West Hemiar
United Kingdom	Buzzard
Scott
Telford
Farragon
Ettrick
Golden Eagle Area
Duart
Rochelle
Nigeria	Usan (Block OML-138)
Owowo South B
Usan West
Canada	Dilly Creek